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                                                            Exhibit 23(d)(1)(g)

May 1, 2009

Lincoln Investment Advisors Corporation
1300 South Clinton Street
Fort Wayne, Indiana 46802

RE: Advisory Fee Waiver Agreement - LVIP Delaware Foundation(R) Conservative
    Allocation Fund, LVIP Delaware Foundation(R) Moderate Allocation Fund, LVIP Delaware Foundation(R) Aggressive Allocation Fund

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms the advisory fee waiver between the LVIP Delaware Foundation(R) Conservative Allocation Fund, LVIP Delaware Foundation(R) Moderate Allocation Fund, LVIP Delaware Foundation(R) Aggressive Allocation Fund (collectively, the "Funds" and each a "Fund"), a series of Lincoln Variable Insurance Products Trust (the "Trust"), and Lincoln Investment Advisors Corporation (the "Adviser") with respect to the portfolio management of the Funds.

     1. Advisory Expense Waiver. The Adviser has agreed to waive a portion of the advisory fee payable to the Adviser under the Investment Management Agreement, dated as of April 30, 2007, as amended ("Investment Management Agreement"), between the Fund and the Adviser, as set forth in the attached Schedule A.

     2. Term and Termination. This Agreement shall become effective on May 1, 2009 and shall continue for an initial term ending April 30, 2010. The Agreement shall renew automatically for one-year terms unless the Trust or the Adviser provides written notice of the termination of the Agreement within 30 days of the end of the then current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Management Agreement or the termination of the Sub-Advisory Agreement, dated May 1, 2009 between the Adviser and Delaware Management Company.

     3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

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Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Fund.

Very truly yours,

LVIP Delaware Foundation(R) Conservative Allocation Fund
LVIP Delaware Foundation(R) Moderate Allocation Fund
LVIP Delaware Foundation(R) Aggressive Allocation Fund, each a series of Lincoln Variable Insurance Products Trust

/s/ William P. Flory, Jr.
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Name: William P. Flory, Jr.
Title: Second Vice President and Chief Accounting Officer

Agreed to:

LINCOLN INVESTMENT ADVISORS CORPORATION

/s/ Kevin J. Adamson
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Name: Kevin J. Adamson
Title: Second Vice President

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                                  Schedule A

                                                                       Waiver
Fund                               Avg. Daily Net Assets of the Fund   Amount*
----                              -----------------------------------  -------
LVIP Delaware Foundation(R)
  Conservative Allocation Fund...       All assets of the Fund            0.10%
LVIP Delaware Foundation(R)
  Moderate Allocation Fund.......       All assets of the Fund            0.10%
LVIP Delaware Foundation(R)
  Aggressive Allocation Fund.....       All assets of the Fund            0.10%

* These amounts are stated on an annual basis.